John Hancock Variable Insurance Trust

601 Congress Street

Boston, Massachusetts 02210

January 16, 2015

VIA EDGAR

Filing Desk

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Filing of Registration Statement on Form N-14 of John Hancock Variable Insurance Trust on behalf of its series, Core Bond Trust (SEC File No. 811-04146)

Dear Ladies and Gentlemen:

Attached for filing via the EDGAR system is the Registration Statement on Form N-14 under the Securities Act of 1933, as amended (the “Act”), for John Hancock Variable Insurance Trust (the “Registrant”). This Form N-14 is being filed in connection with a reorganization in which Total Return Trust (the “Acquired Fund”), a series of the Registrant, will combine with Core Bond Trust (the “Acquiring Fund”), a separate series of the Registrant (the “Reorganization”). With respect to the Reorganization: (i) the Acquiring Fund will acquire all the assets, subject to all the liabilities, of the Acquired Fund in exchange for shares of the Acquiring Fund; (ii) the shares of the Acquiring Fund will be distributed to the shareholders of the Acquired Fund; and (iii) the Acquired Fund will liquidate and terminate.

Pursuant to Rule 488 under the Act, the Registration Statement will become effective on February 15, 2015.

Should you have any questions, please feel free to contact Christopher P. Harvey of Dechert LLP at 617.728.7167 or myself at 617.663.2166.

Sincerely,

/s/ Betsy Anne Seel

Betsy Anne Seel

Assistant Secretary of the Registrant

cc:	Christopher P. Harvey, Esq.